

Mail Stop 3720

March 26, 2007

Mr. Zeinal Abedin Mahomed Bava
Chief Financial Officer
Portugal Telecom, SGPS, S.A.
AV. Fontes Pereira de Melo
40-8th Floor
1069-300
Lisbon Codex, Portugal

Re: **Portugal Telecom, SGPS, S.A.**
        Form 20-F for the fiscal year ended December 31, 2005
        Filed April 21, 2006
        File No. 001-13758

Dear Mr. Bava:

      We have reviewed your supplemental response letter dated March 9, 2007 as well as your filing and have the following comments. As noted in our comment letter dated September 21, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Note 28. Investments in Group Companies, page F-52

1. We note your response to comment 5. It is unclear to us why you did not include the Euro 68,394,111 related to a reversal in adjustments to cover loans granted to UOL disclosed in Note 28 on page F-54 in the significant test calculation. Please revise or advise.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Michael Henderson, Senior Staff Accountant, at (202) 551-3364 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director